NEWS RELEASE
GlobalFoundries Appoints Ganesh Moorthy to Board of Directors
Seasoned semiconductor industry leader brings decades of operational and strategic expertise to GF’s Board
MALTA, N.Y., January 15, 2026 - GlobalFoundries (Nasdaq: GFS) (GF) today announced the appointment of Ganesh Moorthy to its board of directors. Mr. Moorthy, former president and CEO of Microchip Technology Inc., joins GF’s Board, effective immediately.
Mr. Moorthy brings more than four decades of experience in the semiconductor industry, including transformative leadership at Microchip Technology, where he served as CEO, president and board member until his retirement in November 2024. He was appointed CEO and president in March 2021 and joined Microchip’s Board of Directors in January 2021. Prior to that, he held senior leadership roles at Microchip including COO and executive vice president. Earlier in his career, Mr. Moorthy spent 19 years at Intel in engineering and executive leadership positions, building deep expertise across manufacturing, product innovation and customer-driven execution.
“Ganesh’s deep understanding of semiconductor technology, manufacturing at scale and corporate growth will be a tremendous asset to GF as we continue to execute our strategy and expand our leadership in essential semiconductor technologies,” said Dr. Thomas Caulfield, Executive Chairman of GlobalFoundries. “His leadership experience will help us accelerate innovation and strengthen GF’s role as a trusted partner delivering essential technologies that bring intelligence into the real world.”
“GlobalFoundries is uniquely positioned to bring intelligence to everyday devices through differentiated, power-efficient semiconductors manufactured at scale,” said Ganesh Moorthy. “I’m excited to work with Tom, Tim and the Board to advance GF’s strategy, deepen customer partnerships and accelerate delivery of the technologies customers need to turn innovation into real-world impact.”
Currently, Mr. Moorthy serves as Chair of the Board of Ralliant, a global precision technologies company essential for breakthrough innovation in an electrified and digital world. He also serves on the Board of Directors of Celanese, SiTime and Ayar Labs, a leader in optical interconnect solutions for large-scale AI workloads. Previously, he served for over a decade on the board of Rogers, a global leader in engineered materials.

Mr. Moorthy’s appointment reinforces GF’s commitment to advance its long-term growth strategy through a resilient manufacturing footprint that delivers power-efficient, differentiated technologies to customers worldwide.
More information about GF’s Board of Directors can be found on www.gf.com.
About GF
GlobalFoundries (GF) is a leading manufacturer of essential semiconductors the world relies on to live, work and connect. We innovate and partner with customers to deliver more power-efficient, high-performance products for the automotive, smart mobile devices, internet of things, communications infrastructure and other high-growth markets. With our global manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted and reliable source for customers around the world. Every day, our talented and diverse team delivers results with an unyielding focus on security, longevity and sustainability. For more information, visit www.gf.com.

©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. Or its subsidiaries. All other trademarks are the property of their respective owners.
Forward-looking Information
This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

Media Contact:
Erica McGill
erica.mcgill@gf.com